

DIVISION OF
CORPORATION FINANCE

January 27, 2009

<u>via U.S. Mail</u>

David W. Williams
Chief Executive Officer and President
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478

> **Re:** **Noble Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2008**
> **Supplemental Response Submitted January 22, 2009**
> **File No. 1-31306**

Dear Mr. Williams:

We have reviewed your response letter and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response dated January 22, 2009, to prior comments 6 and 7. Because it helps put in proper context the reasons for the various differences among the organizational documents, please include prominently in the forepart of the proxy statement substantially all the information that you provide in the second paragraph under "Unbundling."

2.   Similarly, to the extent that the proxy statement does not discuss the reasons for each of the changes discussed, include a more complete explanation in the revised proxy statement. We note again your supplemental discussion in that regard.

3.   Please revise the notice and letter to reflect the revisions that you made in response to prior comment 2.

4.   Please advise us regarding the "certain circumstances" under which the board of directors of a Swiss company is permitted to limit preemptive rights, as referenced at page 4 of your response. In addition, please provide such disclosure in your revised proxy statement.

5.   We note your response at pages 4 and 5 that the differences in setting the record date for general shareholder meetings and the differences in the requirements for adjournment of shareholder meetings result from the requirements of Swiss corporate law. Please advise us how such differences result from the requirements of Swiss corporate law.

6.   We reissue our prior comment 6 with respect to the super-majority voting and quorum requirements to approve amendments to the director and officer indemnification provisions that you discuss at page 6 of your response. Please provide additional analysis regarding why the proposal for such changes should not be unbundled. See the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

Letter to Shareholders

7.   Please revise your filing to disclose in your letter to shareholders that there will be changes to the rights of shareholders and provide a cross-reference to the detailed disclosure provided in your filing under the heading "Comparison of Rights of Shareholders" at page 56.

Questions and Answers About the Transaction, page 2

8.   Please provide a question and answer early in this section that summarizes the material changes described in the section "Comparison of Rights of Shareholders" and include a cross-reference to such section.

Comparison of Rights of Shareholders, page 56

Adjournment of Shareholder Meetings, page 71

9.   Please revise your filing to describe the significance of the differences between the requirements of Noble-Cayman and Noble-Switzerland with respect to the adjournment of shareholder meetings. For example, with respect to Noble-Switzerland, please disclose whether there is a minimum number of days before the adjourned meeting may be resumed, whether there is a deadline for publishing the notice and whether there is a requirement for shareholders to approve the adjournment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Gerald Spedale, Esq.
(713) 229-7734